

Freyr Thor, MBA, MA · 2nd in

CEO + Co-Founder at Yonder

Los Angeles, California · 500+ connections · **Contact info**

Y **Yonder**

University of Phoeni

Experience



CEO + Co-Founder

Yonder

Dec 2018 – Present · 1 yr 6 mos
Greater Los Angeles Area

Yonder helps you discover and book unique overnight stays and activities at farms, ranches, vineyards, and other nature immersive escapes. Each of our carefully chosen locations invites you to connect with nature and the people who steward it.

Yonder was born from a true passion for the natural world and everything it offers. We're driven by a purpose to nurture the kinship between people, plants, animals, and all living things.

Partner

Inqubator LLC

Jul 2015 – Dec 2018 · 3 yrs 6 mos
Los Angeles

Inqubator develops multiple technology solutions products that apply to entertainment, media, apps and retail industries, including large scale metadata management, efficient workflow protocol, application development and interactive visual display solutions.

Managing Partner



Anderson Digital, LLC
Oct 2012 – Jul 2015 · 2 yrs 10 mos

Managing Partner and co-founder of Anderson Digital, a leading digital content management company managing over 5000 movie and television properties, including from Dreamworks Entertainment, and delivering to all digital platforms domestically and internationally. Company was acquired by Alchemy in July 2015.

President CEO

Vanguard Cinema

Jan 1996 – Sep 2012 · 16 yrs 9 mos

Founder and CEO of the 6th largest independent film distribution studio in the US. A leader in digital distribution, with a strategic vision of "presenting quality content through merging media venues" and a mission of "promoting new talent in cinema." Built the company from startup, releasing over 2,500 feature films and documentari(...see mor

Education



University of Phoenix

Master of Business Administration - MBA, Global Management

2000 – 2005



San Francisco State University

Master of Arts - MA, Film Production

1990 – 1994



Háskóli Íslands

University of Iceland - BA, International Literature

1986 – 1989

Volunteer Experience

Volunteer



Kibbutz Yizrael

1988 – 1989 • 1 yr

Environment

Planted Date Palms and helped them grow in arid farmland south of Lake Kinneret. Pruned banana trees, learned and practiced organic farming and harvesting.

Skills & Endorsements

Digital Media · 75

 Endorsed by **Robert Franke and 10 others who are highly skilled at this**

 Endorsed by **5 of Freyr's colleagues at A Digital, LLC**

Entertainment · 51

 Endorsed by **Barrett Dungy and 5 others who are highly skilled at this**

Endorsed by **3 of Freyr's colleagues at A Digital, LLC**

Film Production · 41

 Endorsed by **J Horton and 5 others who are highly skilled at this**

Endorsed by **2 of Freyr's colleagues at A Digital, LLC**

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